June 4, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

RE: EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed April 30, 2012

File No. 001-15605

Dear Mr. Krikorian:

Set forth below are the responses of EarthLink, Inc. ("EarthLink") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") contained in its comment letter dated May 22, 2012 (the "Commission Comment Letter"). When used in this letter, the "Company," "we," "us" and "our" refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements

Note 11. Income Taxes, page 18

  Tell us what consideration you gave to explaining the nature of the 8.9% tax benefit for discrete items recognized in the three months ended March 31, 2012. Refer to ASC 740-270-50-1.

  Response:

  The nature of the 8.9% tax benefit for discrete items recognized during the three months ended March 31, 2012 primarily related to changes in our state deferred income tax rates and the resulting impact on the re-measurement of deferred tax assets and liabilities recorded on the balance sheet as of January 1, 2012. We believe that periodic changes in state deferred income tax rates are not unusual based on the nature of our business. Additionally, we do not expect this March 31, 2012 item to have a significant impact on our annual effective tax rate, annual income tax expense, state income tax expense or income tax disclosures for the year ended December 31, 2012.

  However, in future filings we will provide further disclosure for significant variations in the customary relationship between income tax expense and pre-tax income.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Overview

  Highlights, page 29

  In response to prior comment 3, you indicate that your non-GAAP measure of "unlevered free cash flow" is a liquidity measure. Please ensure that future uses of such measure are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Specifically, you should include a discussion, with equal or greater prominence, of the most directly comparable GAAP measures when you present the non-GAAP liquidity measure. Confirm that you will present the three major categories of the statement of cash flows when unlevered free cash flow is discussed in your periodic and current reports.

Response:

We acknowledge the Staff's comment. We will ensure that future uses of unlevered free cash flow include a discussion, with equal or greater prominence, of the most directly comparable GAAP measure. As a liquidity measure, we believe net cash provided by operating activities is the most directly comparable GAAP measure to unlevered free cash flow. We will present each of the three major categories of the statement of cash flows when unlevered free cash flow is discussed in future filings.

Set forth below is an example of this proposed future disclosure (using March 31, 2012 information) (new disclosure is in bold):

Highlights

"We generated revenues of $344.4 million during the three months ended March 31, 2012, an increase from $243.0 million during the three months ended March 31, 2011, due to the inclusion of revenues from our acquired companies, partially offset by a decrease in Consumer Services revenue and in certain legacy Business Services revenue. Net income was $7.3 million during the three months ended March 31, 2012, a decrease from $16.4 million during the three months ended March 31, 2011, and Adjusted EBITDA (a non-GAAP measure, see "Non-GAAP Financial Measures" in this Item 2) was $77.6 million during the three months ended March 31, 2012, an increase from $69.7 million during the three months ended March 31, 2011. The increase in Adjusted EBITDA was due to inclusion of Adjusted EBITDA generated from our acquired businesses, partially offset by a decline in Adjusted EBITDA generated from our Consumer Services segment. The decrease in net income was primarily due to depreciation and amortization expense resulting from property and equipment and intangible assets obtained in our acquisition of One Communications and an increase in interest expense resulting from the issuance of new debt securities, partially offset by a decrease in our income tax provision.

Net cash provided by operating activities was $66.2 million during the three months ended March 31, 2012, an increase from $54.5 million during the three months ended March 31, 2011, which was primarily due to $19.5 million of cash generated by One Communications (partially offset by severance, transaction and other integration-related costs). Unlevered free cash flow (a non-GAAP measure, see "Non-GAAP Financial Measures" in this Item 2) was $45.9 million during the three months ended March 31, 2012, a decrease from $52.0 million during the three months ended March 31, 2011, which was primarily due to the inclusion of capital expenditures of our acquired companies, partially offset by the inclusion of Adjusted EBITDA generated from our acquired companies. Additionally, net cash used in investing activities was $50.2 million during the three months ended March 31, 2012, a change from $280.3 million net cash provided by investing activities during the three months ended March 31, 2011. Net cash used in financing activities was $5.8 million during the three months ended March 31, 2012, a decrease from $26.1 million during the three months ended March 31, 2011. "

* * *

In connection with the Company's response to the comments of the Staff set forth herein, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff's review, please call me at (404) 748-6287 or our outside counsel David Carter at (804) 697-1253.

Sincerely,

/s/ Bradley A. Ferguson

Bradley A. Ferguson

Chief Financial Officer

cc: Melissa Walsh, Securities and Exchange Commission, Staff Accountant

Samuel R. DeSimone, Jr., EarthLink, Inc., General Counsel

David Carter, Troutman Sanders LLP